190 East Capitol Street, Suite 800 (39201) P.O. Box 427 Jackson, Mississippi 39205-0427 601-949-4900 Fax 601-949-4804 www.joneswalker.com

November 23, 2016

Dietrich A. King

Jessica Livingston

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	The First Bancshares, Inc.
Form S-4
Filed November 03, 2016
File No. 333-214426

Dear Mr. King:

We submit this letter on behalf of our client, The First Bancshares, Inc. (the “Company”), in response to the comment letter dated November 18, 2016 (“Comment Letter”) from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form S-4, File No. 333-214426 (the “Form S-4”). This letter and the Company’s Amendment No. 1 (“Amendment No. 1”) to the Form S-4 are being filed with the SEC electronically via EDGAR.

In this letter, we have reproduced the comments from the Comment Letter in italicized, boldface type and followed each comment with the Company’s response.

Prospectus Cover Page

1. Please expand to disclose the range of the total number of shares that may be issued. We note the disclosure that the number of shares issued will be based on a formula and that the total merger consideration will be $2,257,718.50. Please refer to Item 501(b)(2) of Regulation S-K. In addition, please disclose the number of shares that would be issued based on the most recently practicable share price.

In response to this comment, the Company has expanded the prospectus cover page of From S-4 to include a range of the total number of shares that may be issued by the Company to shareholders of Gulf Coast Community Bank (“Gulf Coast”) based on the highest and lowest share price within the most recent 30 trading days as of the most recent practicable date. Further, the Company has disclosed the number of shares that would be issued based on the most recently practicable share price.

Alabama ▪ Arizona ▪ District of Columbia ▪ Florida ▪ Georgia ▪ Louisiana ▪ Mississippi ▪ New York ▪ Ohio ▪ Texas

Mr. Dietrich King Ms. Jessica Livingston Securities and Exchange Commission

Questions and Answers, page 1

2. Please expand to include two new Q&As for what Gulf Coast shareholders will receive in the Merger and whether Gulf Coast shareholders will have dissenters’ rights.

In response to this comment, the Company has included on pages 1 and 2 of Form S-4 two new Q&As for what the Gulf Coast shareholders will receive in the Merger and whether the Gulf Coast shareholders will have dissenters’ rights.

Summary, page 5

Please disclose the closing condition that Gulf Coast’s classified assets not exceed $28.5 million and quantify the current classified assets of Gulf Coast.

In response to this comment, the Company has disclosed on p. 7 of Form S-4 the closing condition that Gulf Coast’s classified assets not exceed $28.5 million as of the closing date of the merger and has quantified on p. 7 the current classified assets of Gulf Coast

Gulf Coast Will Hold its Special Meeting on [9]..., page 8

We note the disclosure on page 9 that all of the directors of Gulf Coast have entered into agreements with First Bancshares to vote their shares in favor of the Merger. Please file the voting agreement, or form thereof, as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to this comment, the Company has filed as Exhibit 10.7 to Form S-4 the form of voting agreement that each director of Gulf Coast entered into with the Company to vote their shares in favor of the Merger.

The Merger

Opinion of Gulf Coast’s Financial Advisor, page 50

We note the statement in the second full paragraph on page B-2 that the financial advisor for Gulf Coast, Monroe Financial Partners, used financial projections for First Bancshares in arriving at its fairness opinion. Please disclose the nature of this financial information and any material projections received from First Bancshares that Monroe relied upon for purposes of the fairness opinion or provide us an analysis supporting your determination that such projections are not material.

In response to this comment, the Company has revised Form S-4 on p. 50 to disclose the nature of the financial information provided to, or used by, Gulf Coast’s financial advisor, Monroe Financial Partners (“Monroe”), not previously disclosed in the S-4 in the discussion concerning the discounted cash flow analysis projections (p. 52) and the financial impact analysis projections (p. 55). Further, Monroe has revised its fairness opinion, which is being reissued to the Gulf Coast board of directors, to clarify that no financial projections were provided to it or confirmed by Company management. The revised fairness opinion has been attached as Annex B to the Form S-4.

Mr. Dietrich King Ms. Jessica Livingston Securities and Exchange Commission

Interests of Certain Gulf Coast Directors and Executive Officers in the Merger, page 64

Given Mr. Ritchie’s significant role in negotiating the merger transaction on behalf of Gulf Coast, please revise to provide the information required by Item 18(a)(5)(i) of Form S-4 to disclose the material terms of Mr. Ritchie´s employment arrangement, if known.

In response to this comment, the Company has included on p. 64 of Form S-4 the information required by Item 18(a)(5)(i) of Form S-4 necessary to disclose the material terms of Mr. Ritchie’s employment agreement.

Where You Can Find More Information, page 103

We note your cautionary statement concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement’s representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

In response to this comment, the Company has removed this cautionary statement from Form S-4.

If you have any questions or comments, please contact me at (601) 949-4631.

Sincerely,

/s/ Neal Wise
Neal C. Wise
(Attorney for the Company)

cc:	Donna T. (Dee Dee) Lowery, Chief Financial Officer of the Company
M. Ray (Hoppy) Cole, Jr., President & Chief Executive Officer of the Company
Curtis R. Hearn, Jones Walker LLP